UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-41310

ZENTEK LTD.

(Registrant)

210 - 1205 Amber Drive

Thunder Bay, Ontario P7B 6M4 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 to 99.10 to this Report on Form 6-K furnished to the SEC are expressly incorporated by reference into the Registration Statement on Form F-40 of Zentek Ltd. (File No. 001-41310).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENTEK LTD.
(Registrant)

Date: March 10, 2022	By	/s/ Brian Bosse
Brian Bosse
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated February 28, 2022 - Zentek Provides Corporate Update

99.2	Condensed Interim Financial Statements For the nine months ended December 31, 2021 and 2020

99.3	Management's Discussion and Analysis For the three and nine month periods ended December 31, 2021

99.4	FORM 52-109FV2 Certification Of Interim Filings Venture Issuer Basic Certificate (CFO)

99.5	FORM 52-109FV2 Certification Of Interim Filings Venture Issuer Basic Certificate (CEO)

99.6	News Release dated March 7, 2022 - Zentek Receives Approval for Nasdaq Listing

99.7	News Release dated March 8, 2022 - Zentek Welcomes Ravi Kaza to Advisory Board

99.8	News Release dated March 8, 2022 - Zentek Provides Update on Rumours

99.9	News Release dated March 9, 2022 - Clarification on Intellectual Property Matters

99.10	News Release dated March 10, 2022 - Zentek Engages Vimta Labs for Clinical Research